

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2020

Kirk Lusk
Chief Financial Officer
Heritage Insurance Holdings, Inc.
2600 McCormick Drive, Suite 300
Clearwater, Florida 33759

> **Re: Heritage Insurance Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 12, 2019**
> **File No. 001-36462**

Dear Mr. Lusk:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance